EXHIBIT 99.1

SCHOOL SPECIALTY, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

FISCAL YEARS ENDED APRIL 30, 2011, APRIL 24, 2010 AND APRIL 25, 2009

Description	Date	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions	Balance at End of Period	Date
Allowance for doubtful accounts	April 26, 2008	4,235,000	1,411,000	—		(1,314,000)	4,332,000	April 25, 2009
	April 25, 2009	4,332,000	597,000	(1,398,000	)(a)	(1,427,000)	2,104,000	April 24, 2010
	April 24, 2010	2,104,000	329,000	—		(482,000)	1,951,000	April 30, 2011

Restructuring reserve	April 26, 2008	—	3,912,000	—		(2,467,000)	1,445,000	April 25, 2009
	April 25, 2009	1,445,000	4,010,000	—		(3,929,000)	1,526,000	April 24, 2010
	April 24, 2010	1,526,000	1,985,000	—		(3,150,000)	361,000	April 30, 2011

(a)	Represents the allowance for doubtful accounts reduced as a result of the divestiture of the majority of the School Specialty Publishing business unit.